Regal Rexnord Corporation 111 W. Michigan St Milwaukee, WI 53203	www.regalrexnord.com

December 21, 2023 Via EDGAR

Division of Corporation Finance Office of Manufacturing Attn: Len Jui and Claire Erlanger Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-3561
Re:    Regal Rexnord Corporation
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 24, 2023
Form 8-K filed September 8, 2023
Form 8-K filed November 2, 2023
File No. 001-07283
Dear Mr. Len Jui and Ms. Claire Erlanger:
Set forth below are the responses of Regal Rexnord Corporation, a Wisconsin corporation (the “Company” or “Regal Rexnord”), to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in the Staff’s letter, dated December 12, 2023 (the “Comment Letter”), with respect to the above-referenced filings. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type).
Form 10-K for the Year Ended December 31, 2022
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Fiscal Year 2022 Compared to Fiscal Year 2021, page 41
1.We note your disclosure that for the Motion Control Solutions segment, gross profit for fiscal 2022 increased $488.4 million or 117.0% primarily due to the acquisitions of the Rexnord PMC and Arrowhead businesses, higher sales volume and lower overhead cost driven by cost reduction initiatives partially offset by higher restructuring expense.  When there is a significant change in gross profit, please revise future filings to quantify material factors contributing to the change in gross profit, especially when you have more than one

Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
December 21, 2023

factor contributing to the change, and/or there is an offsetting effect.  See guidance in Item 303(b) of Regulation S-K.
The Company acknowledges the Staff’s comment and will revise its disclosures accordingly in future filings on Form 10-K and Form 10-Q when there is a significant change in gross profit.
Notes to the Financial Statements
Note 6. Segment Information, page 79
2.Please tell us what consideration you gave to presenting product revenue disclosures as required by ASC 280-10-50-40. Additionally, refer to the guidance in ASC 606-10-55-5 and examples in ASC 606-10-55-89 through 55-91 and explain to us the consideration you gave to presenting disaggregated revenue, such as by end market or major product category.
The Company acknowledges the Staff’s comment is on the Form 10-K for the Year Ended December 31, 2022. In the first quarter of 2023, the Company realigned its operating segments to reflect changes in its management structure and operating model following completion of the acquisition of Altra Industrial Motion Corp. (“Altra”). As a result of the segment realignment, the Company is currently comprised of four operating segments: Industrial Powertrain Solutions (IPS), Power Efficiency Solutions (PES), Automation & Motion Control (AMC), and Industrial Systems. See further discussion in the Company’s Form 10-Q filed on May 9, 2023.
In connection with the segments realignment, the Company considered the requirements in ASC 280-10-50-40, ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91. When evaluating the disclosure requirements, the Company considered our contracts with customers to determine the categories that depict the nature, amount, timing, and uncertainty of revenue and cash flows affected by economic factors, as required per ASC 606-10-50-5 and 55-89.

•As further described below, the Company’s four operating segments are organized by major product categories. Product sales are the only material source of revenue for each of the Company’s operating segments and the products sold by each operating segment have similar characteristics with respect to the nature of the products and economic factors impacting the amount, timing and uncertainty of revenue and cash flows. Therefore, the Company believes its disclosure of net sales by operating segment meets the requirement of ASC 280-10-50-40 as the nature of the products within each operating segment is substantially similar, and is consistent with ASC 606-10-55-91(a), which refers to disaggregation based on major product lines.

oIPS sells highly engineered power transmission components, which the Company increasingly packages and markets together as sub-systems to customers.
oPES serves as the Company’s small to medium (5 horsepower and below) electric motors business and predominantly sells high efficiency motors, blowers and related sub-systems and electronic drives, which have consumer and commercial application.
oAMC is predominantly comprised of Altra’s previous Automation & Specialty business along with related and similar businesses from Regal Rexnord prior to the Merger (as defined below). This segment sells various automation and motion control products and

Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
December 21, 2023

related solutions and sub-systems, including precision actuators, precision motors and related components, conveying systems and power management solutions.
oIndustrial Systems serves as the Company’s large (from approximately 5 to 12,000 horsepower) electric motors business and sells high efficiency motors and generators, which have commercial and industrial application.

•The Company primarily recognizes revenue when control of the product passes to the customer at an amount that reflects the consideration expected to be received in exchange for such goods. For performance obligations related to substantially all of the Company's product sales, the Company determines that the customer obtains control upon shipment and recognizes revenue accordingly. The Company primarily sells its products directly to original equipment manufacturers ("OEMs") and end-user customers through our distribution network. The nature, amount, timing, and uncertainty of revenue is not materially different for these different classes of customers.

•As part of its strategy, the Company sells its products into many diverse, secular, global end markets to minimize concentration and risk in any one particular end market. The Company does not have any material concentration of revenue in any one end market and, therefore, does not believe providing disaggregated revenue disclosure by end market is warranted under ASC 606-10-55-90.

•The Company discloses net sales by geographical region by operating segment in the Accounting Policies footnote. This disaggregation enables the Company’s investors to evaluate economic trends and how those might impact the Company’s net sales and cash flows, which is consistent with the guidance in ASC 606-10-55-91(b).

•Also, in consideration of the guidance in ASC 606-10-55-90, the Company considered the level at which revenue is disaggregated for regular review by the chief operating decision maker to evaluate the Company’s financial performance or make resource allocation decisions. This review is performed at an operating segment level.

Accordingly, the Company believes its disclosure of revenue complies with the objectives stated in ASC 606-10-50-5 and the additional guidance in paragraphs 55-89 through 55-91 and does not believe additional disclosures of disaggregated revenues is required or would otherwise be more meaningful to investors to understand its business activities, historical performance, or future prospects.

Form 8-K furnished September 8, 2023
Exhibit 99.1, page 1
3.We note that your Form 8-K includes pro forma information on a segment and consolidated basis for periods such as the three months ended December 31, 2022, September 30, 2022, June 30, 2022 and March 31, 2022. Please explain to us if these amounts are calculated in a manner consistent with the pro forma requirements in Article 11 of Regulation S-X.  If not, disclosure of such amounts would not be appropriate as a Non-GAAP measure. See guidance in Question 100.05 of the SEC Staff’s Compliance and Disclosure Interpretations.

Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
December 21, 2023

The Company confirms that the amounts included in the pro forma information in Exhibit 99.1 are calculated in accordance with Article 11 of Regulation S-X. The Company further observes that such amounts have been calculated in a manner consistent with the pro forma information presented in Exhibit 99.2 of the Company's Current Report on Form 8-K filed on June 5, 2023 (the “June 5, 2023 Form 8-K”) in connection with the acquisition of Altra (the “Merger”) and related transactions.

In connection with the Merger, the Company entered into certain financing transactions (“Debt Financing”) as described in the June 5, 2023, Form 8-K, including issuance of $4.7 billion of Senior Notes. In connection with the Merger, the Company also settled certain Altra debt.

The pro forma information in Exhibit 99.1 gives effect to the Merger and related Debt Financing as if they occurred on January 1, 2022. The types of pro forma adjustments are consistent with those reflected in the pro forma financial information in the June 5, 2023 Form 8-K and are outlined below.

Pro forma adjustments include:

•Certain reclassification adjustments made to conform Altra’s historical financial statement presentation to the Company’s financial statement presentation as described in “Note 2 – Regal Rexnord and Altra reclassification adjustments” in the June 5, 2023 Form 8-K.
•Transaction accounting adjustments related to the Merger in Cost of Sales as described in Note 4 – Pro Forma Adjustments to the Unaudited Condensed Combined Statement of Income (Loss) in the June 5, 2023 Form 8-K:
oAdjustment for the estimated fair value of Inventories recognized through Cost of Sales
oAdjustment for incremental depreciation expense relating to the estimated preliminary step-up in fair value of Property, Plant and Equipment
•Transaction accounting adjustments related to the Merger in Operating Expenses as described in “Note 4 – Pro Forma Adjustments to the Unaudited Condensed Combined Statement of Income (Loss)” in the June 5, 2023 Form 8-K:
oAdjustment for incremental depreciation expense relating to the estimated preliminary step-up in fair value of Property, Plant and Equipment
oAdjustment for incremental amortization expense relating to the estimated preliminary fair value of intangible assets recognized in the Merger
•Transaction accounting adjustment related to the Merger in Interest Expense to reverse interest expense related to the Altra debt that was settled in connection with the Merger as described in “Note 4 – Pro Forma Adjustments to the Unaudited Condensed Combined Statement of Income (Loss)” in the June 5, 2023 Form 8-K.

Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
December 21, 2023

•Transaction accounting adjustments related to the Debt Financing in Interest Expense as described in “Note 4 – Pro Forma Adjustments to the Unaudited Condensed Combined Statement of Income (Loss)” in the June 5, 2023 Form 8-K.
•Transaction costs that were included in the Company’s historical consolidated statements of income were not adjusted in the pro forma financial information. Incremental transaction costs related to the Merger expected to be incurred by the Company subsequent to the periods reflected in the pro forma information resulted in a pro forma adjustment as described in “Note 4 – Pro Forma Adjustments to the Unaudited Condensed Combined Statement of Income (Loss)” in the June 5, 2023 Form 8-K. See further discussion of transaction costs in the Company’s Form 10-Q filed on May 9, August 4, 2023, and November 3, 2023.
Note that the amounts for the transaction accounting adjustments related to the Merger have been updated as needed to reflect changes in the fair value of assets acquired and liabilities assumed as the Company continues its valuation process; further adjustments may be similarly made to future periods as the valuation process is not yet complete. See further discussion of the valuation process and measurement period adjustments in the Company’s Quarterly Reports on Forms 10-Q filed on May 9, August 4, 2023, and November 3, 2023.
Form 8-K furnished November 2, 2023
Exhibit 99.1 Earnings Release, page 12
4.We note that in the Debt to EBITDA reconciliation you begin the reconciliation with proforma net loss which appears to include Altra results. Please explain to us how you calculated or determined the amount for proforma net loss, including whether the amount is consistent with the pro forma requirements in Article 11 of Regulation S-X. As part of your response, please tell us the nature and amount of the adjustments made to calculate or determine the measure. Also, in regards to your Normalized Adjusted EBITDA amount, the adjustment for expected synergies does not appear to be an appropriate Non-GAAP adjustment. Please explain to us why you believe the amount meets the guidance in Item 10(e) of Regulation S-K, or alternatively remove this Non GAAP measure from your disclosure.
The Company confirms that the amounts included in the pro forma net loss have been calculated in accordance with Article 11 of Regulation S-X. The Company further observes that such amounts have been calculated in a manner consistent with the pro forma information presented in Exhibit 99.1 of the Company's Current Report on Form 8-K furnished on September 8, 2023 (the “September 8, 2023 Form 8-K”) and the June 5, 2023 Form 8-K. See response in Comment 3 above for further discussion. The computation of pro forma net loss is as follows:

Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
December 21, 2023

Amount in millions; (expense) income
Company net loss	$ (8.2)
Altra net income	$ 53.7
Adjustments to Cost of Sales (after-tax)	$ (8.7)
Adjustments to Operating Expenses (after-tax)	$ (43.8)
Adjustments to Interest Expense (after-tax)	$ (91.6)
Pro forma net loss	$ (98.6)

Net Debt to Normalized Adjusted EBITDA is a metric of significant interest to both management and users of the financial statements given the $4.7 billion of Senior Notes the Company issued in the first quarter of 2023 to partially fund the acquisition of Altra. The Company reflected synergies expected to be realized within the next 24 months in its calculation of the measure it characterized as Normalized Adjusted EBITDA because such synergies are included in the calculation of EBITDA that serves as the basis for financial covenant compliance for certain of the Company’s debt, including the $4.7 billion of Senior Notes. Therefore, the Company believes Normalized Adjusted EBITDA is a relevant metric for users of the Company’s financial statements, particularly holders of its debt. The Company is proposing the following representative change to future disclosure to make the discussion less prominent (proposed changes identified in red font). Specifically, the Company is proposing to remove the calculation from the table and include it as a footnote to the table.

Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
December 21, 2023

Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
December 21, 2023

(a) Includes Altra results.

(b) Relates to costs associated with actions taken for employee reductions, facility consolidations and site closures, product line exits and other asset charges. Includes $7.5 Million of accelerated depreciation in 2023.

(c) Includes the impact related to the accelerated vesting of awards for certain former Altra employees in the first quarter 2023.

(d) For 2023, primarily relates to (1) legal, professional service, and certain other employee compensation costs associated with the Altra Transaction and (2) legal and professional service costs associated with thestrategic review of the Industrial Systems operating segment. For 2022, primarily relates to legal and professional service costs associated with the merger with the Rexnord PMC business and acquisition of theArrowhead business.

(e) Synergies expected to be realized within the next 24 months are included in the calculation of EBITDA that serves as the basis for financial covenant compliance for certain of the Company's debt. The Company expects to realize synergies related to the Altra merger of $120 million within 24 months. The impact of the synergies is as follows:

Proforma Adjusted EBITDA	$	1,408.0
Altra Synergies to be Realized Within 24 Months		120.0
Proforma Adjusted EBITDA (including synergies)	$	1,528.0
Net Debt/Proforma Adjusted EBITDA (including synergies)	$	3.86

(~~e~~f) This amount includes $58.2 Million cash and cash equivalents included in Assets Held for Sale.

5.We note that in the Free Cash Flow reconciliation on page 13, you have included an adjustment for payments of certain acquisition costs. In light of the fact that the adjustment for acquisition costs is not considered in the typical definition of Free Cash Flow, please revise the title of your measure in future filings to Adjusted Free Cash Flow or something similar. See Question 102.07 of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
The Company acknowledges the Staff’s comment and will revise the title of this measure in future filings to Adjusted Free Cash Flow.
6.We note that on the last page of the earnings release, you disclose a Pro Forma Net Income to Adjusted EBITDA reconciliation for the three months ended September 30, 2022. Please explain to us how you calculated or determined the pro forma net income amount including whether this amount is (sic) consistent with the pro forma requirements in Article 11 of Regulation S-X. See also Question 100.05 of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
The Pro Forma Net Income to Adjusted EBITDA reconciliation for the three months ended September 30, 2022 disclosed in the earnings release is the same information previously disclosed in the September 8, 2023 Form 8-K. See response in Comment 3 above for further discussion. Consistent with such response, the Company confirms that pro forma net income has been calculated in accordance with Article 11 of Regulation S-X.
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Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
December 21, 2023

Additionally, the Company acknowledges that it and its management are responsible for the accuracy and adequacy of its disclosures in the Form 10-K and Forms 8-K, notwithstanding any review, comments, actions or absence of action by the Staff.
* * * *
If the Staff has any questions with respect to the foregoing, please contact the undersigned at (608) 322-7616.
Very truly yours,
REGAL REXNORD CORPORATION

Robert J. Rehard
Executive Vice President and Chief Financial Officer

cc:    Louis V. Pinkham
Thomas E. Valentyn
Alexander P. Scarpelli
Regal Rexnord Corporation

Jessica S. Lochmann
Foley & Lardner LLP

Sean Conroy
Deloitte & Touche LLP